Exhibit 1

ASX

ANNOUNCEMENT

19 JULY 2017

WESTPAC NOTES APRA’S ANNOUNCEMENT ON UNQUESTIONABLY STRONG

Westpac notes APRA’s announcement on the Common Equity Tier 1 (CET1) capital ratio required to meet their unquestionably strong benchmark.

In its release today, APRA advised that, under the current capital adequacy framework, on average the four major Australian banks would require a CET1 capital ratio of at least 10.5% to meet APRA’s unquestionably strong benchmark. APRA also announced that these banks are expected to achieve this ratio by 1 January 2020 at the latest.

Westpac’s Chief Financial Officer, Peter King, said: “Westpac is well positioned to meet this new benchmark having proactively taken steps to boost its CET1 capital ratio, reporting a CET1 capital ratio of 10.0% at 31 March 2017.”

APRA also announced its intention to release a discussion paper on proposed revisions to the capital framework later in 2017, with draft prudential standards to be issued in 2018, leading to a final release of final prudential standards in 2019 which are anticipated to take effect in early 2021.

APRA further commented that “it expects that any changes to the capital framework that may eventuate from the finalisation of international reforms will be able to be accommodated within the calibration set out in this paper, and will not necessitate further increases to requirements at a later date.”

APRA’s full announcement is available on its website www.apra.gov.au

ENDS

Further enquiries

Westpac Media Relations Lucy Wilson T. 02 8219 8121 M. 0428 777 704	Westpac Investor Relations Nicole Mehalski T. 02 8253 1667 M. 0466 434 631